Exhibit 99.1

K WAVE MEDIA LTD.

Ugland House

South Church Street

George Town, Grand Cayman

KY1-1104

Cayman Islands

May 27, 2026

Dear Shareholders,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2026 annual general meeting of K Wave Media Ltd. (the “Company”), which will be held at 9:00 a.m. (Eastern Standard Time) on July 10, 2026. The annual general meeting will be held entirely online and, pursuant to the Company’s amended and restated memorandum and articles of association, at 1775 Tysons Blvd, Tysons, Virginia 22102, USA. You can attend and participate in the annual general meeting online by visiting www.cstproxy.com/kwavemedia/2026, where you will be able to listen to the annual general meeting live, submit questions and vote. Please see the “How You May Vote” section of our proxy materials for more details regarding the logistics of the virtual meeting, including the ability of shareholders to submit questions during the annual general meeting, and technical details and support related to accessing the virtual platform for the annual general meeting.

The Notice of Annual General Meeting and Proxy Materials describes the business to be transacted at the annual general meeting and provides other information concerning the Company. The principal business to be transacted at the annual general meeting will be:

(i)	to consider and approve a proposal, by ordinary resolution, of the appointment of the Company’s three Class I directors, Yang Kan Chong, Jaekeun (Jason) Kim and Ted Kim, for a term expiring at the third succeeding of annual general meeting of the Company following the 2026 annual general meeting of the Company;

(ii)	to consider and approve a proposal, as an ordinary resolution, that:

a.	the authorized share capital of the company be amended by the consolidation of up to thirty (30) issued and unissued existing ordinary shares of the Company, US$0.0001 par value each, into one (1) ordinary share of no more than US$0.1 par value each (the “Consolidated Ordinary Shares”) (the “Range”), such that (i) every up to thirty (30) ordinary shares of a par value of US$0.0001 each be consolidated into one (1) ordinary share with a par value of not more than US$0.1 each (the “Share Consolidation”), with the timing of implementation and the final ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company;

b.	upon the Share Consolidation becoming determined and effective, the authorized share capital of the Company be amended accordingly;

c.	all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation to the next whole number, such that each shareholder of the Company will be entitled to receive one Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation; and

d.	any director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation.

(iii)	to consider and approve a proposal, as an ordinary resolution, that the Company’s authorized share capital be increased from US$100,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each, to US$109,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preference shares of a par value of US$0.0001 each by the creation of an additional 90,000,000 preference shares of a par value of US0.0001 (the “Authorized Share Capital Increase”);

(iv)	to consider and approve a proposal, as a special resolution, to change the Company’s name from “K Wave Media Ltd.” to such other name as may be determined by the board of directors of the Company (the “Name Change”);

(v)	to consider and approve a proposal, as a special resolution, that, subject to the approval of the Share Consolidation, the Authorized Share Capital Increase and the Name Change, and entirely conditional upon the effectiveness of the Share Consolidation, the Authorized Share Capital Increase and the Name Change, the Second Amended and Restated Memorandum and Articles of Association of the Company reflecting the Share Consolidation and the Name Change, a copy of which is included as Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on May 27, 2026, be adopted, in its entirety and in substitution for, and to the exclusion of, the existing Amended and Restated Memorandum and Articles of Association of the Company, with effect immediately prior to effectiveness of the Share Consolidation, the Authorized Share Capital Increase and the Name Change;

(vi)	to consider and approve a proposal, as an ordinary resolution, that the Share Purchase Agreement, dated March 31, 2023, between Hyeonseok Cho and K Enter Holdings, Inc., as amended, be rescinded and terminated; and

(vii)	to consider and approve, as an ordinary resolution, of the adjournment of the annual general meeting to a later date or dates to be determined by the chairperson of the annual general meeting, or indefinitely, if necessary or convenient, to permit further solicitation and vote of proxies, or if the Company’s Board of Directors determines before the annual general meeting that it is not necessary or no longer desirable to proceed with the other proposals.

The Board of Directors unanimously recommends that shareholders vote for each of the proposals being proposed at the annual general meeting.

We are furnishing proxy materials to our shareholders over the Internet. On or about May 27, 2026, we will mail to our shareholders a Notice of Annual General Meeting and Proxy Materials containing instructions on how to access our 2026 proxy materials via the Internet and vote online. The notice also provides instructions on how you can request a paper copy of these documents if you desire, and how you can enroll in e-delivery to receive future annual materials via email.

We know that many of our shareholders will be unable to attend the annual general meeting virtually. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual general meeting. Whether or not you plan to attend the annual general meeting virtually, we hope that you will have your shares represented by voting online, or by completing and returning a proxy card or voting instruction card, as soon as possible and in advance of the meeting. You may, of course, attend the annual general meeting online and vote at the meeting even if you have previously voted online or submitted your proxy card or voting instructions.

Sincerely,

/s/ Ted Kim
Mr. Ted Kim, Director and Chief Executive Officer
Dated: May 27, 2026

2026 ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING AND PROXY MATERIALS

i

K WAVE MEDIA LTD.

NOTICE OF ANNUAL GENERAL MEETING

Time and Date	Friday, July 10, 2026 9:00 a.m. Eastern Time

Place	The annual general meeting will be held entirely online and, pursuant to the Company’s amended and restated memorandum and articles of association, at 1775 Tysons Blvd, Tysons, Virginia 22102, USA. You can attend and participate in the annual general meeting online by visiting www.cstproxy.com/kwavemedia/2026, where you will be able to listen to the annual general meeting live, submit questions and vote.

Items of Business	(i)	to consider and approve a proposal, by ordinary resolution, of the appointment of the Company’s three Class I directors, Yang Kan Chong, Jaekeun (Jason) Kim and Ted Kim, for a term expiring at the third succeeding of annual general meeting of the Company following the 2026 annual general meeting of the Company (“Proposal 1”);

	(ii)	to consider and approve a proposal (“Proposal 2”), as an ordinary resolution, that:

		a.	the authorized share capital of the company be amended by the consolidation of up to thirty (30) issued and unissued existing ordinary shares of the Company, US$0.0001 par value each, be consolidated into one (1) ordinary share of no more than US$0.1 par value each (the “Consolidated Ordinary Shares”) (the “Range”), such that (i) every up to thirty (30) ordinary shares of a par value of US$0.0001 each be consolidated into one (1) ordinary share with a par value of not more than US$0.1 each (the “Share Consolidation”), with the timing of implementation and the final ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company;

		b.	upon the Share Consolidation becoming determined and effective, the authorized share capital of the Company be amended accordingly;

		c.	all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation to the next whole number, such that each shareholder of the Company will be entitled to receive one Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation; and

		d.	any director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation;

(iii)	to consider and approve a proposal (“Proposal 3”), as an ordinary resolution, that the Company’s authorized share capital be increased from US$100,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each, to US$109,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preference shares of a par value of US$0.0001 each by the creation of an additional 90,000,000 preference shares of a par value of US0.0001 (the “Authorized Share Capital Increase”);

	(iv)	to consider and approve a proposal (“Proposal 4”), as a special resolution, that, subject to the approval of the Share Consolidation, Authorized Share Capital Increase and the Name Change, and entirely conditional upon the effectiveness of the Share Consolidation, the Authorized Share Capital Increase and the Name Change, the Second Amended and Restated Memorandum and Articles of Association of the Company reflecting the Share Consolidation, a copy of which is included as Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on May 27, 2026, be adopted, in its entirety and in substitution for, and to the exclusion of, the existing Amended and Restated Memorandum and Articles of Association of the Company, with effect immediately prior to effectiveness of the Share Consolidation;

	(v)	to consider and approve a proposal (“Proposal 5”), as a special resolution, to change the Company’s name from “K Wave Media Ltd.” to such other name as may be determined by the board of directors of the Company;

	(vi)	to consider and approve a proposal (“Proposal 6”), as an ordinary resolution, that the Share Purchase Agreement, dated March 31, 2023, between Hyeonseok Cho and K Enter Holdings, Inc., as amended, be rescinded and terminated; and

(vii)

to consider and approve, as an ordinary resolutions, of the adjournment of the annual general meeting to a later date or dates to be determined by the chairperson of the annual general meeting, or indefinitely, if necessary or convenient, to permit further solicitation and vote of proxies, or if the Company’s Board of Directors determines before the annual general meeting that it is not necessary or no longer desirable to proceed with the other proposals (“Proposal 7”).

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual general meeting at the time and on the date specified above or at any time and date to which the annual general meeting may be properly adjourned or postponed.

Record Date	The record date for the annual general meeting is May 5, 2026 (the “Record Date”). Only shareholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement of the meeting.

Internet Availability	We are furnishing proxy materials to our shareholders over the Internet. On or about May 27, 2026, we will mail to our shareholders a Notice of Annual General Meeting and Proxy Materials (the “Notice”) containing instructions on how to access our 2026 proxy materials via the Internet and vote online. The Notice also provides instructions on how shareholders can request a paper copy of these documents, if they desire, and how shareholders can enroll in e-delivery to receive future annual materials via email.

Voting	Your vote is very important. Whether or not you plan to attend the annual general meeting online, we encourage you to read these proxy materials and vote online or submit your proxy or voting instructions as soon as possible and in advance of the meeting. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 4 of the proxy materials and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors,

/s/ Ted Kim
Mr. Ted Kim, Director and Chief Executive Officer
Dated: May 27, 2026

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL GENERAL MEETING

Q:	Why am I receiving these materials?

A:	The Board of Directors (or the “Board”) of K Wave Media Ltd., a Cayman Islands exempted company (or “K Wave” or the “Company”), is providing these proxy materials to you in connection with K Wave’s annual general meeting, which will take place on Friday, July 10, 2026, at 9:00 a.m. Eastern Time. As a shareholder, you are invited to attend the annual general meeting online and are entitled and requested to vote on the items of business described in these proxy materials.

Q:	What information is contained in these proxy materials?

A:	The information included in these proxy materials relates to the proposals to be voted on at the annual general meeting, the voting process, and certain other information about K Wave.

Q:	How may I obtain K Wave’s public filings filed with the Securities and Exchange Commission (or the “SEC”)?

A:	The Company files reports and other documents with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov and on the Company’s website, www.kwavemedia.com.

Q:	What items of business will be voted on at the annual general meeting?

A:	The items of business scheduled to be voted on at the annual general meeting are:

(i)	to consider and approve a proposal, by ordinary resolution of the appointment of the Company’s three Class I directors, Yang Kan Chong, Jaekeun (Jason) Kim and Ted Kim, for a term expiring at the third succeeding of annual general meeting of the Company following the 2026 annual general meeting of the Company (“Proposal 1”);

(ii)	to consider and approve a proposal (“Proposal 2”), as an ordinary resolution, that:

a.	the authorized share capital of the company be amended by the consolidation of up to thirty (30) issued and unissued existing ordinary shares of the Company, US$0.0001 par value each, be consolidated into one (1) ordinary share of no more than US$0.1 par value each (the “Consolidated Ordinary Shares”) (the “Range”), such that (i) every up to thirty (30) ordinary shares of a par value of US$0.0001 each be consolidated into one (1) ordinary share with a par value of not more than US$0.1 each (the “Share Consolidation”), with the timing of implementation and final t ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company;

b.	upon the Share Consolidation becoming determined and effective, the authorized share capital of the Company be amended accordingly;

c.	all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation to the next whole number, such that each shareholder of the Company will be entitled to receive one Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation; and

d.	any director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation;

(iii)	to consider and approve a proposal (“Proposal 3”), as an ordinary resolution, that the Company’s authorized share capital be increased from US$100,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each, to US$109,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preference shares of a par value of US$0.0001 each by the creation of an additional 90,000,000 preference shares of a par value of US0.0001 (the “Authorized Share Capital Increase”);

(iv)	to consider and approve a proposal (“Proposal 4”), as a special resolution, to change the Company’s name from “K Wave Media Ltd.” to such other name as may be determined by the board of directors of the Company (the “Name Change”);

(v)	to consider and approve a proposal (“Proposal 5”), as a special resolution, that, subject to the approval of the Share Consolidation, the Authorized Share Capital Increase and the Name Change, and entirely conditional upon the effectiveness of the Share Consolidation, the Authorized Share Capital Increase and the Name Change, the Second Amended and Restated Memorandum and Articles of Association of the Company reflecting the Share Consolidation and the Name Change, a copy of which is included as Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on May 27, 2026, be adopted, in its entirety and in substitution for, and to the exclusion of, the existing Amended and Restated Memorandum and Articles of Association of the Company, with effect immediately prior to effectiveness of the Share Consolidation, the Authorized Share Capital Increase and the Name Change;

(vi)	to consider and approve a proposal (“Proposal 6”), as an ordinary resolution, that the Share Purchase Agreement, dated March 31, 2023, between Hyeonseok Cho and K Enter Holdings, Inc., as amended, be rescinded and terminated; and

(vii)	to consider and approve, as an ordinary resolution, the adjournment of the annual general meeting to a later date or dates to be determined by the chairperson of the annual general meeting, or indefinitely, if necessary or convenient, to permit further solicitation and vote of proxies, or if the Company’s Board of Directors determines before the annual general meeting that it is not necessary or no longer desirable to proceed with the other proposals (“Proposal 7”).

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of Yang Kan Chong, Jaekeun (Jason) Kim and Ted Kim to the Board and “FOR” each of Proposal 2, Proposal 3, Proposal 4, Proposal 5, Proposal 6 and Proposal 7.

Q:	What shares can I vote?

A:	Each of K Wave’s ordinary shares, par value US$0.0001 per share (or “Ordinary Shares”), issued and outstanding as of the close of business on May 5, 2026, the “Record Date” for the annual general meeting, is entitled one vote on each of the items being voted upon at the annual general meeting. The Record Date for the annual general meeting is the date used to determine both the number of Ordinary Shares that are entitled to be voted at the annual general meeting and the identity of the shareholders of record and beneficial owners of those Ordinary Shares who are entitled to vote those shares at the annual general meeting. On the Record Date for the annual general meeting, we had 78,514,509 Ordinary Shares issued and outstanding.

You may vote all Ordinary Shares owned by you as of the Record Date for the annual general meeting, including (1) shares held directly in your name as the record holder of the Ordinary Shares, and (2) shares held for you as the beneficial owner of the Ordinary Shares through a broker, bank or other nominee.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most K Wave shareholders hold their Ordinary Shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholders of Record

If your Ordinary Shares are registered directly in your name with K Wave’s transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “shareholder of record,” and these proxy materials are being sent directly to you by K Wave by mail. As the shareholder of record, you have the right to grant your voting proxy directly to K Wave’s management or to vote in person at the meeting online. K Wave has provided a proxy card for you to use.

Beneficial Owners

If your shares are held in a brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held “in street name,” and these proxy materials are being forwarded to you together with voting instructions. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote your Ordinary Shares and are also invited to attend the annual general meeting online.

Since a beneficial owner is not the “shareholder of record,” you may not vote these Ordinary Shares online at the meeting unless you obtain a “legal proxy” from the broker, bank or other nominee that holds your Ordinary Shares, giving you the right to vote the Ordinary Shares at the meeting. Your broker, bank or nominee should have provided voting instructions for you to use in directing the broker, bank or other nominee how to vote your Ordinary Shares.

Q:	How can I attend, vote and ask questions at the annual general meeting?

A:	You are entitled to attend, vote and ask questions at the annual general meeting online only if you were a K Wave shareholder as of the close of business on May 5, 2026, the Record Date for the meeting. The live audio webcast of the annual general meeting will also be available to other constituents, who will be able to attend the meeting online but will not be able to vote any shares or ask questions at the meeting.

Shareholders of record as of the Record Date will be able to attend and participate in the meeting online by accessing www.cstproxy.com/kwavemedia/2026 and using the login instructions described below. Even if you plan to attend the meeting online, we recommend that you vote by proxy prior to the meeting, as described herein, so that your vote will be counted if you ultimately decide not to or cannot attend the meeting online.

Access to the Webcast of the Annual General Meeting. The live webcast of the meeting will begin promptly at 9:00 a.m., Eastern Time, on July 10, 2026. Online access to the webcast will open approximately thirty minutes prior to the start of the meeting to allow time for you to login and test the computer system. We encourage our shareholders to access the meeting at least 15 minutes prior to its start time.

Meeting Login Instructions. To attend the meeting online, login at www.cstproxy.com/kwavemedia/2026. Shareholders will need their unique 12-digit control number, which appears on the Notice or the proxy card sent to them by mail. If you do not have a control number, please contact your broker, bank, or other nominee as soon as possible so that you can be provided with a control number and gain access to the meeting. If, for any reason, you are unable to locate your control number, you will still be able to join the online meeting as a guest, by accessing www.cstproxy.com/kwavemedia/2026, and following the guest login instructions; however, if you log into the meeting as a guest, you will not be able to vote your shares or ask questions at the meeting.

Submitting Questions at the Virtual Annual Meeting. As part of the meeting, we will hold a live question and answer session, during which we intend to answer questions submitted during the meeting that are pertinent to the Company and the meeting matters, as time permits. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

Technical Assistance. Beginning 30 minutes prior to the start of and during the meeting, we will have support team members ready to assist our shareholders with any technical difficulties they may have accessing or hearing the meeting. If you encounter any difficulties accessing the meeting, please call our support team at +1 (917) 262-2373.

Availability of Live Webcast to Team Members and Other Constituents. The live audio webcast of the meeting will be available to not only our shareholders, but also to other constituents. Such constituents will be able to attend the online platform for the meeting by accessing www.cstproxy.com/kwavemedia/2026 and following the guest login instructions; however, such guests will not be able to vote any shares or ask questions at the meeting.

Q:	How can I vote my shares without attending the annual general meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting.

Shareholders of Record:

If you are a shareholder of record, you may vote by submitting a proxy by mail or by voting online, as follows:

Vote by Mail.

If you are a record holder of our shares, you will have received our proxy materials by mail, and you may vote by marking, signing and dating the proxy card included in such proxy materials and returning the proxy card in the postage-paid envelope that we have provided. The named proxies will vote your shares according to your directions. If you sign and submit the proxy card without indicating your vote, the named proxies will vote your shares in favor of the Company’s nominees named in this proxy statement and in favor of all other proposals outline in our proxy materials.

Vote Over the Internet.

Whether you have received your proxy materials by mail or the Notice by mail, you may authorize a proxy over the Internet by following the instructions in the proxy card attached to your proxy materials or Notice, as applicable. If you vote over the Internet, you do not need to return the proxy card attached to your proxy materials or the Notice, as applicable, to the Company by mail.

Beneficial Owners:

If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, bank or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual general meeting.

If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to K Wave’s Secretary by mail, which must be received prior to your shares being voted in accordance with the earlier proxy, or by attending the annual general meeting and voting at the meeting online. Attendance at the meeting online will not cause your previously granted proxy to be revoked unless you specifically so request.

For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank or other nominee, or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the meeting and voting in person online at the meeting.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within K Wave or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to K Wave’s management.

Q:	What are the voting rights of K Wave’s Ordinary Shares?

A:	Holders of Ordinary Shares are entitled to vote on all matters submitted to a vote of shareholders at the meeting. Holders of Ordinary Shares will be entitled to one vote per Ordinary Share on all matters voted on at the meeting.

Q:	How many shares must be present or represented to conduct business at the annual general meeting?

A:	No business may be transacted at any meeting of the Company unless a quorum is present at the commencement of business. The holders of a majority of the issued and outstanding shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum at the annual general meeting.

An ordinary resolution requires the affirmative vote of a simple majority of the votes cast by such shareholders who, being entitled to do so, attend and vote in person or by proxy at the annual general meeting.

A special resolution requires the affirmative vote of at least two-thirds of the votes cast by shareholders who, being entitled to do so, attend and vote in person or by proxy at the annual general meeting.

The annual general meeting will be adjourned if a quorum is not present at the meeting.

For purposes of determining the presence of a quorum, abstentions and broker non-votes will be counted as present. A “broker non-vote” occurs when a broker or nominee holding Ordinary Shares for a beneficial owner signs and returns a proxy, but does not vote on a particular proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner. If a quorum is not present within half an hour of the time appointed for the annual general meeting, the meeting will stand adjourned to the same day in the next week at the same time and place or to such other day, time and place as the Board may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present will be a quorum. The chairperson of the annual general meeting may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. If the annual general meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of an original meeting. Otherwise it will not be necessary to give any such notice of an adjourned meeting.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For any other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” your vote will not be considered as a vote cast and will not be counted in determining the outcome of the vote on the proposal.

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of K Wave’s nominees to the Board (Proposal 1) and “FOR” Proposal 2, Proposal 3, Proposal 4, Proposal 5, Proposal 6 and Proposal 7).

If your broker holds your shares in its name (or “street name”), the broker is permitted to vote your shares on “discretionary” matters, even if it does not receive voting instructions from you. If you hold shares beneficially in street name and do not provide your broker with voting instructions on any of the remaining non-discretionary matters, such as the election of directors, your shares may constitute “broker non-votes.” In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of the election of directors, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	The affirmative “FOR” vote of at least majority of the votes cast by the holders of Ordinary Shares who, being entitled to do so, attend and vote at the meeting is required to approve each of the following proposals, being ordinary resolutions as a matter of Cayman Islands law:

(i)	Proposal 1 approving the appointment of the Company’s three Class I directors, Yang Kan Chong, Jaekeun (Jason) Kim and Ted Kim, for a term expiring at the third succeeding of annual general meeting of the Company following the 2026 annual general meeting of the Company;

(ii)	Proposal 2 that:

a.	the authorized share capital of the company be amended by the consolidation of up to thirty (30) issued and unissued existing ordinary shares of the Company, US$0.0001 par value each, into one (1) ordinary share of no more than US$0.1 par value each (the “Consolidated Ordinary Shares”) (the “Range”), such that (i) every up to thirty (30) ordinary shares of a par value of US$0.0001 each be consolidated into one (1) ordinary share with a par value of not more than US$0.1 each (the “Share Consolidation”), with the timing of implementation and final ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company;

b.	upon the Share Consolidation becoming determined and effective, the authorized share capital of the Company be amended accordingly;

c.	all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation to the next whole number, such that each shareholder of the Company will be entitled to receive one Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation; and

d.	any director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation.

(iii)	Proposal 3 approving an increase of the Company’s authorized share capital from US$100,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each, to US$109,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preference shares of a par value of US$0.0001 each by the creation of an additional 90,000,000 preference shares of a par value of US0.0001 (the “Authorized Share Capital Increase”);

(iv)	Proposal 6 that the Share Purchase Agreement, dated March 31, 2023, between Hyeonseok Cho and K Enter Holdings, Inc., as amended, be rescinded and terminated; and

(v)	Proposal 7, the approval of the adjournment of the annual general meeting to a later date or dates to be determined by the chairperson of the annual general meeting, or indefinitely, if necessary or convenient, to permit further solicitation and vote of proxies, or if the Company’s Board of Directors determines before the annual general meeting that it is not necessary or no longer desirable to proceed with the other proposals.

The affirmative “FOR” of at least two-thirds of the votes cast by the holders of Ordinary Shares who, being entitled to do so, attend and vote at the meeting, is required to approve each of the following proposals, being special resolutions as a matter of Cayman Islands law:

(a)	Proposal 4, as a special resolution, that the Company’s name be changed from “K Wave Media Ltd.” to such other name as may be determined by the board of directors of the Company;

(b)	Proposal 5, as a special resolution, the approval that, subject to the approval of the Share Consolidation, the Authorized Share Capital Increase and the Name Change, and entirely conditional upon the effectiveness of the Share Consolidation, the Authorized Share Capital Increase and the Name Change, the Second Amended and Restated Memorandum and Articles of Association of the Company reflecting the Share Consolidation, the Authorized Share Capital Increase and the Name Change be adopted in its entirety and in substitution for and to the exclusion of the existing Amended and Restated Memorandum and Articles of Association of the Company, with effect immediately prior to effectiveness of the Share Consolidation, the Authorized Share Capital Increase and the Name Change.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. K Wave does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual general meeting, each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual general meeting?

A:	Other than the six items of business described in these proxy materials, the Company is not aware of any business to be acted upon at the annual general meeting. If you grant a proxy, the persons named as proxyholders, Ted Kim, the Company’s Chief Executive Officer and a nominee for the Board, and Yong Fang, the Company’s Chief Financial Officer, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	If you request a printed set of voting materials, you may receive more than one set of voting materials, including multiple copies of these proxy materials and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record requesting printed voting materials and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder and request a printed set of voting materials, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

K Wave Media LTD.

121 South Church Street

George Town, Grand Cayman,

KY1-1104

Cayman Islands

Attention: Investor Relations

Telephone: +1 (703) 790-0717

Email: info@kwavemedia.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials in the future.

Q:	Who will bear the cost of soliciting votes for the annual general meeting?

A:	K Wave is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders. In addition, K Wave has engaged Laurel Hill Advisory Group, LLC to assist with soliciting proxies in connection with the annual general meeting and has paid to Laurel Hill Advisory Group, LLC $7,500 in connection with such services.

Q:	Where can I find the voting results of the annual general meeting?

A:	The Company intends to announce preliminary voting results at the annual general meeting and publish final results in a Report on Form 6-K following the annual general meeting.

Q:	What is the deadline to propose actions for consideration at next year’s annual general meeting or to nominate individuals to serve as directors?

A:	For a shareholder proposal to be considered for inclusion in K Wave’s proxy materials for the annual general meeting next year, the written proposal must be received by K Wave’s Secretary at the address set forth below no later than January 27, 2027. Such proposals also will need to comply with K Wave’s Amended and Restated Memorandum and Articles of Association (the “Articles”) provisions regarding business to be brought before a shareholder meeting. Proposals should be delivered or sent by mail, addressed to:

Company Secretary

K Wave Media Ltd.

121 South Church Street

George Town, Grand Cayman,

KY1-1104

Cayman Islands

Q:	How may I communicate with K Wave’s Board or the non-management directors on K Wave’s Board?

A:	You may submit any communication intended for K Wave’s Board by directing the communication by mail or fax addressed to:

Board of Directors

K Wave Media Ltd.

121 South Church Street

George Town, Grand Cayman,

KY1-1104

Cayman Islands

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

K Wave is committed to sound corporate governance principles. These principles contribute to K Wave’s business success and are essential to maintaining K Wave’s integrity in the marketplace. K Wave’s Corporate Governance Guidelines and Code of Ethics are available under “Corporate Governance” in the “Documents & Charters” section of the Company’s website at www.kwavemedia.com.

Exemptions from Nasdaq Corporate Governance Rules

K Wave’s status as a “foreign private issuer” exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of K Wave’s home country of Cayman Islands, do not strictly require a majority of its Board to consist of independent directors. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. K Wave, as a foreign private issuer, with the exception of needing an independent audit committee, is not subject to these requirements.

Board Independence

The Board has determined that each of Yang Kan Chong and Jaekeun Kim has no material relationship with K Wave (either directly or as a partner, shareholder or officer of an organization that has a relationship with K Wave) and is independent within the meaning of K Wave’s director independence standards, which reflect the Nasdaq director independence standards, as currently in effect.

The Board has determined that each member of K Wave’s Audit Committee has no material relationship with K Wave (either directly or as a partner, shareholder or officer of an organization that has a relationship with K Wave) and is independent within the meaning of K Wave’s director independence standards. In addition, the Board has determined that each member of the Audit Committee also satisfies K Wave’s Audit Committee member independence standards, which reflect applicable Nasdaq and SEC audit committee member independence standards.

Board Structure and Committee Composition

As a company incorporated in the Cayman Islands, K Wave is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

Among other things, K Wave not required to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors at least twice a year.

Accordingly, as of the date of these proxy materials, the Board has seven directors, two of which are independent, Yang Kan Chong (Chair) and Jaekeun (Jason) Kim. Further, K Wave has an audit committee of the Board (the “Audit Committee”), comprised of its two independent directors, Yang Kan Chong (Chair) and Jaekeun (Jason) Kim. During 2025, the Board held ten meetings and directors attended all Board meetings during 2025. The Audit Committee held two meetings and all members attended such meetings during 2025.

Audit Committee

The Audit Committee operates under a written charter adopted by the Board. The Audit Committee charter is available under “Corporate Governance” in the “Documents & Charters” section of our website at www.kwavemedia.com.

K Wave’s Audit Committee is comprised of directors who satisfy applicable Nasdaq and SEC audit committee independence standards. The Board has determined that all members of the committee are financially literate, and that Yang Kan Chong qualifies as an audit committee financial expert.

The Audit Committee is responsible for:

●	Setting the direction for K Wave; overseeing management to ensure K Wave achieves its goals; and reviewing, monitoring, and approving K Wave’s overall operational, financial and strategic plans, operating objectives, and performance

●	Ensuring that K Wave’s management maintains effective systems for timely reporting to the Board or appropriate Board committee and, where required, to the public, regarding: (i) K Wave’s financial and business plans, strategies, and objectives; (ii) K Wave’s financial results and condition and business segments; (iii) significant accounting, regulatory, competitive, litigation, and other issues affecting K Wave; and (iv) control systems to facilitate accurate and timely reporting of financial information to shareholders and compliance with laws and corporate policies;

●	Continuously understanding the major risks related to K Wave’s business and overseeing management’s key risk decisions, including understanding the appropriate balance between risk and reward;

●	Promptly disclosing to the Board any existing or proposed relationship with K Wave (other than service on the Board or Board committees) that requires disclosure under applicable listing standards or that could affect the director’s independence;

●	Ensuring K Wave maintains an active dialogue with shareholders to ensure that their perspectives are thoughtfully considered; and reviewing appropriately submitted shareholder proposals and responding appropriately based on the recommendation of the Nominating and Corporate Governance Committee;

●	Attending K Wave’s annual shareholders’ meetings, except when extraordinary circumstances make attendance impractical;

●	Devising and maintaining human resource management systems and a corporate culture that promote compliance with legal and regulatory requirements and ethical conduct in K Wave’s business;

●	Promoting K Wave’s long-term sustainable growth, including oversight of K Wave’s sustainability strategy;

●	Selecting, evaluating, and compensating K Wave’s Chief Executive Officer and other senior executive officers, and approving director compensation, based on the recommendation of the Compensation Committee;

●	Approving K Wave’s Chief Executive Officer succession plan based on the recommendation of the Nominating Committee and periodically reviewing with K Wave’s Chief Executive Officer succession plans for other senior executive officers;

●	Reviewing the results of annual Board evaluations performed by the Nominating Committee to determine if the Board and its committees are functioning effectively; and

●	Reviewing and approving all amendments to K Wave’s Articles of Association, bylaws, Code of Ethics, Corporate Governance Guidelines, and other corporate governance policies, based on the recommendation of the Nominating Committee.

The Audit Committee works closely with K Wave’s management, internal auditors, and independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding from K Wave for any independent auditor, outside legal counsel and any other advisors, and the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties. The Audit Committee meets at least quarterly, and holds such other meetings as are necessary or appropriate for the Committee to fulfill its responsibilities. Periodically, the Audit Committee meets separately with management, with internal audit personnel and with the independent auditors to discuss matters that the Committee or the other groups believe deserve Committee attention.

Consideration of Director Nominees

Shareholder Nominees

Any shareholder nominations proposed for consideration by the Board should include the nominee’s name and qualifications for Board membership and should be delivered or mailed, addressed to:

Company Secretary

K Wave Media Ltd.

121 South Church Street

George Town, Grand Cayman,

KY1-1104

Cayman Islands

Director Qualifications

K Wave’s Corporate Governance Guidelines include Board membership criteria considered by the Board. Under these guidelines:

●	Directors should be persons of good reputation and character who act in accordance with high personal and professional ethical standards, including the policies set forth in the Company’s Code of Ethics;

●	Each director should be free of any conflict of interest that might impair his or her ability to discharge his or her responsibilities as a director by virtue of other positions, activities or relationships;

●	The Board will consider whether directors and candidates are independent under Nasdaq standards;

●	Directors should maintain a professional life sufficiently active to keep them in contact with the markets and/or industries in which the Company operates. A significant change in principal position or title will be considered a reason to review the director’s continued membership on the Board;

●	Directors should possess relevant educational background, experience, qualifications and skills to effectively manage and oversee the Company’s management, which may include senior executive level experience at a comparable company, experience in public service, professional service firms, or academic institutions. The Board believes that a Board that includes directors with diverse backgrounds and experiences provides a wide range of perspectives and viewpoints important to the Board’s effectiveness in overseeing the Company;

●	Directors must be willing and able to devote sufficient time and attention to the effective performance of their duties and responsibilities, including time to study informational and background materials and prepare for meetings. Directors should arrange their schedules to be able to attend all scheduled Board and committee meetings. The Board will consider the participation and contributions of all directors in Board activities when considering recommendations for re-nomination;

●	The Board will consider the results of annual Board evaluations in its Board refreshment strategy; and

●	Acceptance of an additional board directorship in another company, not held at the time the director was elected or appointed, will be considered a reason to review the director’s continued membership on the Board.

K Wave’s Corporate Governance Guidelines, which include a more detailed discussion of desired director qualifications, are available under “Corporate Governance” in the “Documents & Charters” section of our website at www.kwavemedia.com.

Leadership Structure

The roles of K Wave’s Chairman of the Board and Chief Executive Officer are currently filled by separate individuals. Pyeung Ho Choi is K Wave’s Chairman and Ted Kim is K Wave’s Chief Executive Officer. The Board believes that the separation of the offices of the Chairman and Chief Executive Officer is appropriate at this time because it allows K Wave’s Chief Executive Officer to focus primarily on K Wave’s business strategy, operations and corporate vision. However, the Board does not have a policy mandating that the roles of Chairman and Chief Executive Officer continue to be separated. The Board elects K Wave’s Chairman and its Chief Executive Officer, and each of these positions may be held by the same person or may be held by different people. K Wave believes it is important that the Board retain flexibility to determine whether the two roles should be separate or combined based upon the Board’s assessment of K Wave’s needs and leadership at a given point in time.

The independent Directors may meet without management present at regularly scheduled executive sessions. The current leadership model, when combined with the composition of the Board, the strong leadership of K Wave’s independent directors and Board committees and the highly effective corporate governance structures and processes already in place, strikes an appropriate balance between consistent leadership and independent oversight of K Wave’s business and affairs.

Role of the Board in Risk Oversight

The Board of Directors, as a whole, has responsibility for risk oversight, with reviews of certain areas conducted by relevant Board committees that report on their findings to the Board. The oversight responsibility of the Board and the Board committees is facilitated by management reporting processes designed to provide information to the Board concerning the identification, assessment and management of critical risks and management’s risk mitigation strategies and practices. These areas of focus include compensation, financial (including accounting, reporting, credit, liquidity and tax), operational, legal, regulatory, compliance, political and strategic risks. The full Board (or the appropriate Board committee), in concert with the appropriate members of management within the Company, reviews management reports to formulate risk identification, risk management and risk mitigation strategies. When a Board committee initially reviews management reports, the chairperson of the relevant Board committee briefs the full Board on the specifics of the matter at the next Board meeting. This process enables the Board to coordinate the risk oversight role, particularly with respect to risks spanning more than one operational area.

The Board committees may also oversee and evaluate particular areas of risk assessment and risk management within their respective areas of responsibility. The Audit Committee oversees risks related to the integrity of K Wave’s financial reporting, the performance of our independent auditors, and K Wave’s compliance with legal and regulatory requirements. See “Committees of the Board of Directors” above for further information on our Board committees. The Board’s role in risk oversight does not have a direct effect on the Board’s leadership structure.

DIRECTOR COMPENSATION

The following table sets forth information regarding the compensation paid to, or earned by our directors (other than Ted Kim, whose compensation is set forth under the heading “Executive Compensation” below), during 2025:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Pyeung Ho Choi	$0	0	$0
Young Jae Lee*	$0	0	$0
Hyung Seok Cho	$0	0	$0
Yang Kan Chong	$25,000	0	$25,000
Jaekeun (Jason) Kim	$25,000	0	$25,000
Tae Woo Kim	$0	0	$0
Tan Chin Hwee**	$0	0	$0
Han Jae (Patrick) Kim***	$0	0	$0

*	Effective on April 29, 2026, Young Jae Lee resigned from his position as a member of the Board.
**	Effective on June 6, 2025, Tan Chin Hwee resigned from his position as a member of the Board and from his roles as Executive Chairman and Interim Co-Chief Executive Officer of the Company.
***	Effective July 5, 2025, Han Jae (Patrick) Kim resigned from his position as a member of the Board.

As of December 31, 2025, K Wave had no formal plan for compensating its directors.

EXECUTIVE COMPENSATION

The following table contains information pertaining to the compensation of K Wave’s named executives for the fiscal years 2024 and 2025.

Summary Compensation Table — Fiscal Years 2024 and 2025

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Tan Chin Hwee	2025	214,200	0	0	0	0	0	0	214,200
Former Executive Chairman and interim CEO*	2024	214,200	0	500,000	0	0	0	0	714,200
Jun Jong	2025	112,738	0	0	0	0	0	0	112,738
Former CFO**	2024	88,013	0	0	0	0	0	0	88,013
Jihun Byun	2025	152,411	0	0	0	0	0	0	152,411
Former CAO***	2024	146,689	0	2,147,580	0	0	0	0	2,294,269
Ted Kim Chief Executive Officer*	2025	156,919	0	0	0	0	0	0	156,919
Yong Fang Chief Financial Officer**	2025	40,000	0	0	0	0	0	0	40,000

*	Effective on June 6, 2025, (i) Tan Chin Hwee resigned from his position as a member of the Board and from his roles as Executive Chairman and Interim Co-Chief Executive Officer of the Company; and (ii) Ted Kim became the Chief Executive Officer of the Company.
**	Effective October 31, 2025, Jun Jong resigned from his position as Chief Financial Officer of the Company. Yong Fang was appointed as the new Chief Financial Officer of the Company effective as of November 1, 2025.
***	Effective December 31, 2025, Jihun Byun resigned from his position as Chief Accounting Officer of the Company.

Outstanding Equity Awards as of December 31, 2025

There were no outstanding options to acquire K Wave Ordinary Shares held by K Wave named executive officers as of December 31, 2025. The K Wave named executive officers did not hold any other outstanding equity awards as of that date.

PROPOSAL 1 – ELECTION OF DIRECTORS

K Wave’s Board currently consists of seven directors, divided into three classes, as follows:

Class I Directors:	Class II Directors:	Class III Directors:
Jaekeun (Jason) Kim Yang Kan Chong Ted Kim	Pyeung Ho Choi Hyung Seok Cho	Tae Woo Kim Yong Jae Lee

Pursuant to the Articles, K Wave’s directors are divided into three classes: Class I, Class II and Class III. The Class I Directors stand appointed for a term expiring at the Company’s first annual general meeting, the Class II Directors stand appointed for a term expiring at the Company’s second annual general meeting and the Class III Directors stand appointed for a term expiring at the Company’s third annual general meeting. Directors appointed to succeed those directors whose terms expire will be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. All directors will hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified.

Accordingly, at the 2026 annual general meeting, the Company’s Class I Directors, Yang Kan Chong, Jaekeun (Jason) Kim and Ted Kim, have been nominated for re-appointment for a term expiring at the third succeeding of annual general meeting of the Company following the 2026 annual general meeting of the Company (or, the Company’s 2029 annual general meeting) and until their successors are appointed.

Votes may not be cast for a greater number of director nominees than three.

Information regarding the business experience of each nominee is provided below.

If you sign and return your proxy or voting instruction card, or vote online, but do not give instructions for the voting of the Class I Directors, your shares will be voted “FOR” the three persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

All of the nominees were recommended by the Nominating and Corporate Governance Committee, and the Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees are not available as a candidate for director, the proxyholders, Ted Kim and Yong Fang, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

The resolution to be voted upon at the meeting shall be as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT: each of Yang Kan Chong, Jaekeun (Jason) Kim and Ted Kim be re-appointed as Class I directors of the Company for a term expiring at the third succeeding of annual general meeting of the Company following the 2026 annual general meeting of the Company (or, the Company’s 2029 annual general meeting) and until their successors are appointed”

Vote Required and Board Recommendation

An ordinary resolution, being the affirmative vote of a majority of the votes cast by the holders of Ordinary Shares who, being entitled to do so, attend and vote either in person or represented by proxy at the annual general meeting, is required to approve this Proposal 1.

The Board recommends a vote “FOR” the election to the Board of each of the COMPANY nominees, Yang Kan Chong, Jaekeun (Jason) Kim and Ted Kim

INFORMATION ABOUT THE CLASS I DIRECTOR NOMINEES

Yang Kan Chong Director since 2025 Age 70	Yang Kan Chong has been a member of the Board since June 2025. Mr. Chong is also member of the board of directors of Global Star Acquisition Inc., the entity with which K Wave consummated its business combination in May 2025 (“Global Star”), serves as a member of Global Star’s board of directors and as Chairman of Global Star’s compensation committee. Mr. Chong brings thirty years of expertise in the areas of energy, oil, gas, power, and infrastructure in the international arena. He is experienced in senior management in multi- and crossed-cultural environments. Mr. Chong holds a strong network of key contacts in the financial industry, and has accumulated extensive experience in treasury, financial management, and capital operation. Mr. Chong has previously served as Managing Director of Asia Petroleum Technology Pte Ltd, President and CEO of the U.S.-listed China New Energy Group Company, Group Deputy CEO of the Singapore-listed China EnerSave Limited, and several U.S. energy giants and Singapore Government-linked companies. From 2018 to 2019, Mr. Chong served as an independent director of China Star Food Group Ltd. Since 2016, Mr. Chong has acted as a Director of Sport Lifestyle Initiative Pte Ltd., a Singapore sport education company. Finally, since 2020, Mr. Chong works as an Investment Committee Member and Equity Partner of Global Fund LLC, a sponsor affiliate. He holds a Master of Science Degree (Mechanical Engineering) accredited by the National University of Singapore and a Bachelor of Engineering Degree (Mechanical and Production) accredited by the University of Singapore.

Jaekeun (Jason) Kim Director since 2025 Age 44	Jaekeun (Jason) Kim has been a member of the Board since June 2025. Mr. Kim is a seasoned investor and private equity specialist and currently owns and operates Naviator Global Holdings LLC in Abu Dhabi, taking on the role of Founding Partner. Mr. Kim’s leadership has been pivotal in transforming investment strategies across multiple assets, establishing the firm as an influential player in the region. Prior to founding Naviator Global Holdings LLC, Mr. Kim founded and operated Innocus Global Group Pte, a Singapore-based investment firm, from March 2022 until March 2024, during which time he provided key regional strategies and investments across multiple assets. Since January 2016, Mr. Kim has also served as Chief Executive Officer position EQ Investment Inc., a private equity fund based in Seoul, Korea. From late 2014 to late 2015, Mr. Kim served as a Regional Director at JD Capital in Beijing, focusing on investment opportunities in South Korea and Japan. Since January 2016, Mr. Kim has served as Chief Executive Officer at EQ Investments Inc. in Seoul. In this role, Mr. Kim has been instrumental in providing business consultancy services and guiding acquisitions of targeted properties and assets. Mr. Kim embarked on his professional career as an Equity Research Intern at Mariners Investment Advisory Group in New York in early 2011. Shortly thereafter, he moved to Bloomberg Japan LLC in Tokyo, where Mr. Kim served as a Credit Analyst from June 2011 to June 2012. Mr. Kim earned a Bachelor of Arts and Sciences in Economics and Sociology from the University of Illinois at Urbana-Champaign in December 2007 and a Master of International Affairs from Columbia University School of International Affairs in New York, in May 2011, where he specialized in International Finance with an East Asia focus.

Ted Kim Director since 2025 Age 53	Biographical information regarding Ted Kim can be found under the heading “Executive Officers” below.

PROPOSAL 2 – APPROVAL OF SHARE CONSOLIDATION

An ordinary resolution to approve that:

(i)	That up to thirty (30) issued and unissued existing ordinary shares of the Company, US$0.0001 par value each, be consolidated into one (1) ordinary share of no more than US$0.1 par value each (the “Consolidated Ordinary Shares”) (the “Range”), such that (i) every up to thirty (30) ordinary shares of a par value of US$0.0001 each be consolidated into one (1) ordinary share with a par value of not more than US$0.1 each (the “Share Consolidation”), with the exact ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company;

(ii)	upon the Share Consolidation becoming determined and effective, the authorized share capital of the Company be amended accordingly;

(iii)	all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation to the next whole number, such that each shareholder of the Company will be entitled to receive one Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation; and

(iv)	any director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation.

The resolution to be voted upon at the meeting shall be as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(a)	the authorized share capital of the Company be amended by the consolidation of up to thirty (30) for one (1) of the issued and unissued ordinary shares of the Company (the “Range”), such that every up to thirty (30) ordinary shares of a par value of US$0.0001 each be consolidated into one (1) ordinary share with a par value of not more than US$0.1 each (the “Share Consolidation”), with the timing of implementation and final ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company;

(b)	upon the Share Consolidation becoming determined and effective, the authorized share capital of the Company be amended accordingly;

(c)	all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation to the next whole number, such that each shareholder of the Company will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation; and

(d)	any director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation.”

If you sign and return your proxy or voting instruction card, or vote online, but do not give instructions for the Share Consolidation resolutions above, your shares will be voted “FOR” such resolutions. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

Vote Required and Board Recommendation

An ordinary resolution, being the affirmative vote of a majority of the votes cast by the holders of Ordinary Shares who, being entitled to do so, attend and vote either in person or represented by proxy at the annual general meeting, is required to approve this Proposal 2.

The Board recommends a vote “FOR” thIS PROPOSAL 2.

PROPOSAL 3 – APPROVAL OF AUTHORIZED SHARE CAPITAL INCREASE

A proposal, as an ordinary resolution that, the Company’s authorized share capital be increased from US$100,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each, to US$109,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preference shares of a par value of US$0.0001 each.

The resolution to be voted upon at the meeting shall be as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, that the Company’s authorized share capital be increased from US$100,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each, to US$109,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preference shares of a par value of US$0.0001 each by the creation of an additional 90,000,000 preference shares of a par value of US0.0001 (the “Authorized Share Capital Increase”).”

If you sign and return your proxy or voting instruction card, or vote online, but do not give instructions for the resolutions above, your shares will be voted “FOR” such resolution. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

Vote Required and Board Recommendation

An ordinary resolution, being the affirmative vote of at least two-thirds of the Ordinary Shares who, being entitled to do so, attend and vote either in person or represented by proxy at the annual general meeting, is required for approval of Proposal 3.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THIS PROPOSAL 3.

PROPOSAL 4 – APPROVAL OF NAME CHANGE

A proposal, as a special resolution that, the Company’s name be changed from “K Wave Media Ltd.” to such other name as may be determined by the board of directors of the Company (the “Name Change”).

The resolution to be voted upon at the meeting shall be as follows:

“RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to the proposed new name conforming with section 30 of the Companies Act (As Revised) of the Cayman Islands, the Company change its name from “K Wave Media Ltd.” to such other name as may be determined by the board of directors of the Company, and that the board of directors of the Company be authorized to handle all actions as maybe required to effect the change of name of the Company (the “Name Change”).”

If you sign and return your proxy or voting instruction card, or vote online, but do not give instructions for the resolutions above, your shares will be voted “FOR” such resolution. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

Vote Required and Board Recommendation

A special resolution, being the affirmative vote of at least two-thirds of the Ordinary Shares who, being entitled to do so, attend and vote either in person or represented by proxy at the annual general meeting, is required for approval of Proposal 4.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THIS PROPOSAL 4.

PROPOSAL 5 – APPROVAL OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

A proposal, as a special resolution that, subject to approval of Proposal 2, Proposal 3 and Proposal 4, and entirely conditional upon the effectiveness of the Share Consolidation, the Authorized Share Capital Increase and the Name Change, the Second Amended and Restated Memorandum and Articles of Association of the Company reflecting the provisions Proposal 2, Proposal 3 and Proposal 4, a copy of which is included in Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on May 27, 2026, be adopted, in its entirety and in substitution for, and to the exclusion of, the existing Amended and Restated Memorandum and Articles of Association of the Company, with effect immediately prior to effectiveness of the Share Consolidation and the Name Change.

The resolution to be voted upon at the meeting shall be as follows:

“RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to the approval of Proposal 2, Proposal 3 and Proposal 4, and entirely conditional upon the effectiveness of the Share Consolidation, the Authorized Share Capital Increase and Name Change, the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the Second Amended and Restated Memorandum and Articles of Association included in Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on May 27, 2026, with effect immediately prior to effectiveness of the Share Consolidation, the Authorized Share Capital Increase and Name Change.”

If you sign and return your proxy or voting instruction card, or vote online, but do not give instructions for the resolutions above, your shares will be voted “FOR” such resolution. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

Vote Required and Board Recommendation

A special resolution, being the affirmative vote of at least two-thirds of the Ordinary Shares who, being entitled to do so, attend and vote either in person or represented by proxy at the annual general meeting, is required for approval of Proposal 5.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THIS PROPOSAL 5.

PROPOSAL 6 – TERMINATION OF SHARE PURCHASE AGREEMENT

On March 31, 2023, K Wave’s subsidiary, K Enter Holdings, Inc. (“K Enter”), entered into the Share Purchase Agreement (as amended, the “Share Purchase Agreement”) with Hyungseok Cho, the current Chief Executive Officer of Play Company Co., Ltd. (“Play”). The Share Purchase Agreement became effective on January 3, 2025.

Pursuant to the Share Purchase Agreement, K Enter purchased all of the issued and outstanding 83,418 shares of common stock, par value of KRW 5,000 per share (collectively, the “Play Shares”) from Mr. Cho.

Pursuant to the terms and conditions of the Share Purchase Agreement, in consideration of the Play Shares, (i) K Wave issued approximately 8,622,587 Ordinary Shares of K Wave to Mr. Cho, (ii) K Wave agreed to pay an additional cash consideration of an aggregate of KRW 36,232,018,000, and (iii) K Enter agreed to pay to Mr. Cho certain earnout payments.

As of the date hereof, an aggregate of KRW 67,556,531,797 remains payable by K Enter to Mr. Cho pursuant to the terms and conditions of the Share Purchase Agreement (the “Outstanding Play Amount”).

On April 28, 2026, K Wave’s Board approved the termination of the Share Purchase Agreement, subject to the approval of such termination by K Wave’s shareholders. If this Proposal 6 is approved by K Wave’s shareholders, then the Share Purchase Agreement will be terminated and rescinded, the result of which will be as follows: (i) all of the Play Shares will be transferred from K Enter to Mr. Cho and K Wave will no longer hold any equity interest in Play; and (ii) Mr. Cho will release K Wave and its affiliates, including K Enter, from all payment obligations, including the Outstanding Play Amount, all claims, whether known or unknown, all contingent, accrued, or unasserted liabilities of Play; and any other obligations arising out of or relating to the Share Purchase Agreement or the transactions contemplated thereby.

The K Wave Board believes that the termination and rescission of the Share Purchase Agreement is in the best interest of K Wave and will allow K Wave to focus on its AI infrastructure strategy.

The resolution to be voted upon at the meeting shall be as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(a)	the Company shall terminate and rescind in its entirety the Share Purchase Agreement, dated March 31, 2023, entered into by and between K Enter Holdings, Inc. (“K Enter”) and Hyungseok Cho (“Mr. Cho”),

(b)	any director of the Company be and is hereby authorized to negotiate, on behalf of the Company, the terms and conditions of a termination and recission agreement (the “Termination Agreement”), pursuant to which all common shares held by K Enter in Play Co., Ltd. (“Play”) shall be transferred to Mr. Cho and all payment obligation of K Enter under the Share Purchase Agreement shall be cancelled; and

(c)	any director of the Company be and is hereby authorized to do all such acts and things and execute the Termination Agreement and all such documents which are ancillary to or in connection with the Termination Agreement, in each case, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements.”

If you sign and return your proxy or voting instruction card, or vote online, but do not give instructions for the approval of the resolutions above, your shares will be voted “FOR” such resolutions. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

Vote Required and Board Recommendation

An ordinary resolution, being the affirmative vote of a majority of the votes cast by the holders of Ordinary Shares who, being entitled to do so, attend and vote either in person or represented by proxy at the annual general meeting, is required to approve this Proposal 6.

The Board recommends a vote “FOR” thIS PROPOSAL 6.

PROPOSAL NO. 7 – APPROVAL OF THE ADJOURNMENT PROPOSAL

Proposal 6 is a proposal to approve, by ordinary resolution, the adjournment of the annual general meeting to a later date or dates, to be determined by the chairperson of the annual general meeting, or indefinitely, if necessary or convenient, to permit further solicitation and vote of proxies or if the Board determines before the annual general meeting that it is not necessary or no longer desirable to proceed with Proposal 1, Proposal 2, Proposal 3, Proposal 4, Proposal 5 and Proposal 6. In such an event, if a quorum is present at the annual general meeting, Proposal 7 will be brought to a vote. Approval of Proposal 7 is necessary to adjourn the annual general meeting where a quorum is present.

The resolution to be voted upon at the meeting shall be as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT the adjournment of the Meeting to a later date or dates to be determined by the chairperson of the annual general meeting, or indefinitely, if necessary or convenient, to permit further solicitation and vote of proxies or if the Board determines before the annual general meeting that it is not necessary or no longer desirable to proceed with the other proposal be confirmed, ratified and approved in all respects.”

Vote Required and Board Recommendation

An ordinary resolution, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being entitled to do so, attend and vote either in person or represented by proxy at the annual general meeting, is required for approval of Proposal 7.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THIS PROPOSAL 7.

COMMON SHARE OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the United States Securities and Exchange Commission, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options or warrants held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable within 60 days of the Record Date. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 78,514,509 Ordinary Shares outstanding as of the Record Date, not including the Ordinary Shares issuable upon the exercise of outstanding warrants.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
5% Holders of K Wave:
Hyung Seok Cho(1)	46,280	* %
Pyeung Ho Choi(2)	4,952,283	6.31%
Jae Keun Kim(3)	7,134,385	9.09%
Directors and Executive Officers of K Wave
Ted Kim(4)	3,364,703	4.26%
Yang Kan Chong(5)	466,642	* %
Yong (Howard) Fang(6)	50,099	* %
All Executive Officers and Directors as a Group	16,014,392	20.27%

*	Represents less than 1.0%.
(1)	Hyung Seok Cho is a member of the Company’s Board. The business address of Mr. Cho is 16192 Coastal Highway, Lewes, Delaware 19958.

(2)	Pyeung Ho Choi is a Co-Founder of the Company and is the Chairman of the Company’s Board. The business address of Mr. Choi is 16192 Coastal Highway, Lewes, Delaware 19958.
(3)	Jae Keun Kim is a member of the Company’s Board. Jae Keun Kim is the beneficial owner of 5,280,511 of our shares as follows: 78,043 shares he owns individually and through his ownership and control of Xeno Investment Asia, which owns 3,121,700 of our shares, and JVC Inc. which owns 2,080,768 of our shares. The business address of Mr. Kim is 16192 Coastal Highway, Lewes, Delaware 19958.
(4)	Ted Kim is a Co-Founder of the Company, a member of the Company’s Board and is the Company’s Chief Executive Officer. Mr. Kim is the beneficial owner of 4,896,900 Ordinary Shares through his ownership and control of Global Fund LLC, which owns 3,489,721 of our Ordinary Shares and Lodestar USA, Inc., which owns 1,407,439 of our Ordinary Shares. As a result of Mr. Kim’s position as manager of Global Star Acquisition I, LLC, the sponsor, to Global Star, Mr. Kim also is the beneficial owner of 2,623,047 Ordinary Shares held by Global Star Acquisition I, LLC. The Ordinary Shares also include 498,225 Ordinary Shares into which warrants held by Mr. Kim are exercisable within 60 days of the Record Date. The business address of Mr. Kim is Mr. Kim is 1641 International Drive, Unit 208, McLean, Virginia 22102.
(5)	Yang Kan Chong is a member of the Company’s Board.
(6)	Yong (Howard) Fang is the Company’s Chief Financial Officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On June 3, 2025, K Wave entered into a Standby Equity Purchase Agreement (the “SEPA”) with Bitcoin Strategic Reserve KWM LLC, providing for the sale by K Wave of up to $500 million of Ordinary Shares. Stephen Drew is the Managing Member of Bitcoin Strategic. Mr. Drew is a member of the Company’s advisory board. In addition, Mr. Drew served as a director of Global Star and is a Managing Partner of Global Fund LLC, along with Ted Kim, the Company’s Chief Executive Officer and a member of the Board. The transactions consummated in connection with the SEPA and all negotiations relating thereto were conducted on an “arm’s length” basis. Proceeds from the facility will be used to support K Wave’s AI infrastructure strategy as well as for general working capital and M&A activities.

The Company entered into a Share Purchase Agreement, dated December 19, 2025, with Young Jae Lee, a former member of the Board, pursuant to which K Enter agreed to purchase from Young Jae Lee an aggregate of 1,551,924 Ordinary Shares for a purchase price of $651,808.08 (or, $0.42 per Ordinary Share). Pursuant to the Share Purchase Agreement, (i) the Ordinary Shares were purchased by K Enter on December 19, 2025, (ii) 10% of the purchase price (or, $65,180.81) was paid by K Enter to Mr. Lee upon execution of the share purchase agreement, and (iii) the remaining 90% of the purchase price (or, $586,627.27) will be paid by K Enter to Mr. Lee on June 30, 2026.

EXECUTIVE OFFICERS

The following table provides information about the executive officers of K Wave:

Name	Age	Position
Ted Kim	55	Co-Founder, Chief Executive Officer, and Director
Yong (Howard) Fang	48	Chief Financial Officer
Jeong Hoon Bae	46	Head of Content Production

Ted Kim. Mr. Kim serves as Chief Executive Officer and a member of the Board of Directors of K Wave and has been a member of the Board since May 15, 2025. Mr. Kim founded Global Fund LLC in August 2013, a US-based private equity firm that focuses on investing in high-growth companies across various industries and geographies, including the pre-IPO period, and has been serving as its Managing Partner ever since. Global Fund LLC is also the managing member of Tribeca Global SPAC Fund I, III, and IV LLC which were founded during 2021 and 2022. Mr. Kim is a highly experienced and disciplined private equity specialist who has successfully launched and closed multiple U.S.-based private equity funds. Mr. Kim has also been a member of the Korea-America Business Summit, Washington D.C., since 2019. Mr. Kim co-founded Global Star Acquisition I LLC in September 2022, the sponsoring entity for the U.S. Nasdaq listed SPAC “Global Star Acquisition Inc.”, and served as its Managing Member until May 2025. He also co-founded K Enter Holdings Inc. in January 2023. Mr. Kim is also an attorney at law focusing on mergers and acquisitions and cross-border transactions. Mr. Kim was a Guest Lecturer at Tsinghua University in 2005 on American venture capitalism. Mr. Kim received his Juris Doctor degree from the Pennsylvania State University’s Dickinson School of Law in May 1997. He received his Bachelor of Arts degree in Finance and Politics, a double major, from the Catholic University of America in May 1993.

Yong (Howard) Fang (CPA). Mr. Fang has served as the Chief Financial Officer of K Wave and K Enter Holdings Inc. since November 1, 2025. Mr. Fang is an experienced global finance executive with public-company expertise, having helped take one company public. Mr. Fang’s strengths include capital raising, investor relations, financial reporting, and compliance. Previously, Mr. Fang served as Chief Financial Officer of Baijiayun Group from 2022 to 2023 (Nasdaq: RTC), Director of Finance at GigaCloud Technology from 2023 to 2025 (Nasdaq: GCT), Associate Global Controller at Sanergy Group from 2018 to 2021 (HKEX:2459. HK), and Senior Auditor at Marcum LLP. Mr. Fang holds a B.S. in Management from Hunan University, an M.S. in Accounting and Financial Management from Temple University, and an MBA from Thomas Jefferson University.

Jeong Hoon Bae. Mr. Bae serves as the Head of Content Production of K Wave. Mr. Bae is a veteran and popular executive producer in Korea who has worked in the TV drama industry for 21 years. Mr. Bae started his career as an Assistant Director at drama department of SBS TV, one of the leading Korean broadcasting channels, from 2003 to 2007, helping to produce numerous dramas. Subsequently, Mr. Bae worked at TVN, a pay television network owned by CJ E&M. Following this, Mr. Bae worked at Bone Factory, a TV drama production company, as executive producer and created popular works such as “You’re Beautiful”, which was part of the first generation of Korean dramas to be aired in Asia and Japan. Subsequently, Mr. Bae worked at Huayi Brothers as its executive producer, creating mini-series for Korean broadcasting channels. Subsequently, Mr. Bae worked as the Chief Executive Officer of Big Pictures, where he created several dramas that were aired in JTBC. Following this, Mr. Bae was the senior vice president and executive producer of Ace Factory, where he led drama planning, production, distribution, and investment. Mr. Bae also worked on projects for streaming companies such as “The Grid” for Disney+. One of his earlier works “My Name” was also released on Netflix. Mr. Bae holds a Bachelor of Arts in statistics and communications from SungkyunKwan University.

PRINCIPAL AUDITOR FEES AND SERVICES

During the years ended December 31, 2025 and December 31, 2024, Samil PricewaterhouseCoopers provided various audit and non-audit services to the Company and its subsidiaries. The aggregate fees billed by Samil PricewaterhouseCoopers to the Company and its subsidiaries for the years ended December 31, 2025 and December 31, 2024 were as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2025
Audit Fees(1)	$765,000	$900,000
Tax Fees	$0	$0
All Other Fees	$250,000	$753,000
Total Principal Accounting Firm Fees	$1,015,000	$1,653,000

(1)	Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and reviews of our semi-annual consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.

All of the audit and audit-related fees described above for which Samil PricewaterhouseCoopers billed for the fiscal years ended December 31, 2025 and December 31, 2024 were pre-approved by the Audit Committee.

The Audit Committee considers and pre-approves any audit and non-audit services to be performed by our independent registered public accounting firm at our Audit Committee’s regularly scheduled and special meetings. The Audit Committee has delegated to its Chairman, an independent member of our Board, the authority to grant pre-approvals of all audit, review and attest services and non-attest services other than the fees and terms for our annual audit, provided that any such pre-approval by the Chairman shall be reported to our Audit Committee at its next scheduled meeting.

The Audit Committee has considered whether the provision of these services is compatible with maintaining the independent registered public accounting firm’s independence and has determined that such services have not adversely affected the independence of our independent registered public accounting firm.

REPORT OF THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of:

●	the integrity of K Wave’s consolidated financial statements;

●	K Wave’s compliance with legal and regulatory requirements;

●	the independent auditors’ qualifications and independence; and

●	the performance of K Wave’s internal audit function and independent auditors.

The Audit Committee manages K Wave’s relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from K Wave for such advice and assistance.

K Wave’s management has primary responsibility for preparing K Wave’s consolidated financial statements and K Wave’s financial reporting process. K Wave’s independent registered public accounting firm, Samil PricewaterhouseCoopers, are responsible for expressing an opinion on the conformity of K Wave’s audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for 2025 with K Wave’s management.

2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as amended or modified.

3.	The Audit Committee has received the letter and written disclosures from the independent auditors required by the Public Company Accounting Oversight Board and has discussed the matter of independence with the independent auditors.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board, and the Board has approved, that K Wave’s audited consolidated financial statements be included in K Wave’s Annual Report on Form 20-F for 2025, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board.

Yang Kan Chong (Chair)

Jaekeun (Jason) Kim